Mail Stop 4561

November 30, 2009

Cary T. Fu
Chief Executive Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, Texas 77515

> **Re:** **Benchmark Electronics, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **001-10560**

Dear Cary T. Fu:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that your largest customer, Sun Microsystems, Inc., represented 16% and 22% of your sales for the years 2008 and 2007, respectively. Please provide us with a description of the material terms of your relationship with Sun Microsystems, Inc. As a related matter, please amend your document to file as an exhibit any agreement governing the relationship between you and Sun Microsystems, Inc. or provide us with your analysis as to why you believe you are

not substantially dependent upon such agreement.   See Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 12

General

2.   Several of the subcaptions in your risk factors section fail to adequately describe the effect that the related condition or uncertainty will have on your company. As examples, we note the following subcaptions:

- "We are dependent on the success of our customers" on page 12;
- "We may be affected by consolidation in the electronics industry" on page 17;
- "We are exposed to intangible asset risk" on page 18; and
- "Impact of Governmental Regulation" on page 19.

Please confirm that in subsequent applicable filings, each risk factor subcaption will adequately describe the effect that the related risk will have on your company. See Item 503(c) of Regulation S-K.

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchasers of Equity Securities, page 22

3.   We note that the amount of dividends you are able to pay is restricted by a credit facility. In your response, please identify the counterparties to the credit facility and briefly describe the restrictions or cross reference to the specific discussion of such restrictions if contained elsewhere in the document. See Item 201(c)(1) of Regulation S-K.

4.   As a related matter, please consider including in subsequent filings a discussion of your intention to pay cash dividends in the foreseeable future. If no such intention exists, you should make a statement of that fact in the filing. See Item 201(c)(2) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

5.   In subsequent filings, please consider including in the overview to management's discussion and analysis of financial condition and results of operations a

discussion of the anticipated performance of the telecom, industrial control equipment, medical, computing and test instrumentation industries from which you derive your revenues so as to provide investors with a better understanding of your operations. Such a discussion should describe how the anticipated performance of these industries could potentially affect your operations. See Section III.A of SEC Release No. 323-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note your earnings conference call for the fourth quarter of fiscal year 2008.

Summary of 2008 Results, page 28

6. It appears that you have not included information on sales to customers in the medical services industry. In this regard, we note that sales to the medical services industry accounted for 14%, 13% and 13% of your total revenues for fiscal years ended 2008, 2007 and 2006, respectively. Please advise.

Critical Accounting Policies And Estimates

Inventory Obsolescence Reserve, page 29

7. We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 78 that you record an inventory obsolescence reserve. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate. Additionally, describe your accounting for sales of specifically reserved inventory in further detail including your accounting for the inventory reserve as these sales occur.

Impairment of Long-Lived Assets, page 30

8. We note that your annual impairment analysis indicated that the goodwill associated with two of your reporting units was impaired and that you determined the fair value of your reporting units using a discounted cash flow model. We also note that your disclosure on page 53 indicates that the goodwill balances associated with your Americas and Europe reporting units were written off in their entirety during 2008 while there was no impairment recorded for the goodwill balance associated with your Asia reporting unit. Please tell us and disclose in future filings the percentage by which the fair value of your Asia reporting unit exceeded the carrying value as of the date of the most recent test. Include a description of the key assumptions used, how the key assumptions were determined and discuss the degree of uncertainty associated with the key

assumptions. Also, tell us how the assumptions used in the discounted cash flow model have changed from the prior year.

Note 1 – Summary of Significant Accounting Policies

(d) Investments, pages 43 - 44

9.   We note in your disclosure that $182.8 million in auction rate securities were reclassified to long-term investments during 2008 due to overall changes in the global credit and capital markets that led to failed auctions. We further note that as of December 31, 2008 you reported a balance of $48.2 million in auction rate securities which reflects $5.3 million in unrealized losses. Please tell us how you considered the disclosure requirements in paragraphs 21(a) and (b) of SFAS 115.

10.   Additionally, we note that the fair value of each auction rate security was estimated by an independent valuation firm. Please describe for us the nature and extent of the independent valuation firm's involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Part III (as Incorporated by Reference from Definitive Proxy Statement Filed April 14, 2009

Executive Compensation

Compensation Discussion and Analysis, page

Long-term Incentive Compensation, page 15

11.   We note that you made equity awards to Mr. Fu, Mr. Adam and Mr. Daily in 2008. Please tell us how your Compensation Committee determined the amount of each equity award. See Item 402(b)(1)(v) of Regulation S-K.

12.   In February 2008, your Compensation Committee approved the use of equity-based incentives that would include restricted stock in addition to stock options. In your response, please tell us the basis for allocating compensation to each different form of award. See Item 402(b)(2)(iii) of Regulation S-K. Please also describe your policies for allocating between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jaime John, Staff Accountant, at (202) 551- 3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief